MULDOON MURPHY & AGUGGIA LLP

ATTORNEYS AT LAW

5101 Wisconsin Avenue, N.W.

Washington, D.C. 20016

TEL: (202) 362-0840

FAX: (202) 966-9409

www.muldoonmurphy.com

September 13, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	NEBS Bancshares, Inc.

  Registration Statement on Form SB-2

Dear Sir or Madam:

Enclosed herewith for filing please find the Registration Statement on Form SB-2 for NEBS Bancshares, Inc., the proposed holding company for Enfield Federal Savings and Loan Association, a federally chartered savings association the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. § 202.3a in the amount of $7,441, which constitutes the filing fee for the Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Scott A. Brown

Scott A. Brown

Enclosures

cc:    David J. O’Connor, NEBS Bancshares, Inc.